FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Diener, Robert	2. Issuer Name and Ticker or Trading Symbol Hotels.com; "ROOM"		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director X 10% Owner X Officer (give title below) Other (specify below) President
(Last) (First) (Middle) 8140 Walnut Hill Lane, Suite 800	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year February 28, 2003
(Street) Dallas, TX 75231		5. If Amendment, Date of Original (Month/Day/Year) March 3, 2003	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class A Common Stock	03/03/03		J(1)	V	207,675	A		596,558	D
Class A Common Stock	03/03/03		J(1)	V	12,320	A		12,320	I	By Childrens Trusts
Class A Common Stock								3,529,980	I	By Trust(2)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Options (right to buy)								02/22/01(3)	02/22/10	Class A Common Stock			66,668	D
Employee Stock Options (right to buy)								01/25/03(4)	01/25/12	Class A Common Stock			50,000	D
Employee Stock Options (right to buy)	$43.89	02/28/03		A		75,000		02/28/04(5)	02/28/13	Class A Common Stock	75,000		75,000	D

Explanation of Responses:

(1) These shares were acquired by Mr. Diener and trusts for the benefit of his children in their capacities as beneficiaries of a liquidating trust. Mr. Diener is a co-trustee of this liquidating trust and, along with certain trusts for the benefit of his children, are the beneficiaries of fifty percent of the trust's assets. In prior reports, the reporting person reported beneficial ownership of these shares.
(2) These shares are held by a liquidating trust. Mr. Diener is a co-trustee of this liquidating trust and, along with certain trusts for the benefit of his children, are the beneficiaries of fifty percent of the trust's assets. In prior reports, the reporting person reported beneficial ownership of these shares.
(3) Twenty-five percent of the original option grant (200,000 shares) vested on February 22, 2001, and an additional 1/36th of the balance of these options vested or will vest on the first day of each month thereafter.
(4) Twenty-five percent of these options became exercisable on January 25, 2003, and an additional 1/36th of the balance of these options vested or will vest on the first day of each month thereafter.
(5) Twenty-five percent of these options will become exercisable on February 28, 2004, and an additional 1/36th of the balance of these options will vest on the first day of each month thereafter.

By: /s/ Michael R. Dorey Attorney-in-Fact **Signature of Reporting Person	April 2, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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